Filed by Central Pacific Financial Corp.
Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2 and Rule 14a-12 under the Securities Exchange Act of 1934, as amended
Subject Company: CB Bancshares, Inc.
Commission File No. 0-12396

The following is a press release issued by Central Pacific Financial Corp. on May 13, 2003.

Investor Contacts
Neal Kanda	Larry Dennedy
VP & Chief Financial Officer	MacKenzie Partners
(808) 544-0622	(212) 929-5239
nkanda@cpbi.com	ldennedy@mackenziepartners.com

Local Media Contacts
Ann Takiguchi	Neal Yokota
PR/Communications Officer	Stryker Weiner & Yokota
(808) 544-0685	(808) 523-8802 ext. 13
(808) 223-4434 (cell)	nyokota@strykerweiner.com
atakiguchi@cpbi.com

Financial Media Contact
Ian Campbell/Peter Mladina
Abernathy MacGregor Group
(213) 630-6550
idc@abmac.com/dch@abmac.com

NEWS RELEASE

CPF Makes a Request for Shareholder Democracy

Honolulu, Hawaii — May 13, 2003 — Today, CPF Corp (NYSE:CPF) issued the following letter to CB Bancshares (Nasdaq: CBBI) (“CB”) in response to CB’s rejection announcement:

May 13, 2003

Dear Mr. Migita:

We are deeply disappointed with your decision yesterday to reject our new offer and to proceed with the May 28 special shareholders meeting.  These decisions raise at least five questions that are important to your shareholders and the broader Hawaii community.

1.               Why would you cling to the May 28 special meeting date if there is even the slightest possibility your shareholders, especially the small retail holders here in Hawaii, will not have time to respond to this offer?  Let’s set aside for the moment the fact that there is nothing to act upon at your May 28 meeting because our original offer was withdrawn and revoked by us.  We continue to be puzzled that you would persist in holding a meeting when there’s any chance at all that your small retail shareholders, whose proxy materials will likely be routed to them through their brokers, would not be able to participate. Until your shareholders have proxy materials in hand, they will not have the information they need and deserve to exercise their right to vote.  Why wouldn’t you leave your shareholders time to vote?

2.               If our offer is inadequate, can you please explain why?  Our offer is worth approximately $70.24 per share based on our May 13 closing price, compared with the $43.14 per share at which your stock was trading before we began buying your shares.  This is a huge premium, and we combine it with an approximately 230 percent increase in the per share cash dividend your shareholders will receive. Furthermore, as you yourself have acknowledged, CPF stock enjoys a better reputation in the financial markets and would, therefore, be a better currency to own.  You have offered no analysis as to why this offer is not adequate.  We believe our fellow shareholders deserve an explanation.

3.               What economic justification do you have for your conclusion that our new offer is not new?  In your initial rejection of our previous offer, you expressed concerns about the certainty of the value of our stock.  We responded to that, offering more cash in our new offer. You responded with legalistic arguments, but shareholders expect to receive value, not technicalities.  It is hard to imagine that your shareholders would agree that this is not new.  It is worth a total of $14 million in new cash to them.

4.               Having rejected our offer, can you tell us how you plan to deliver greater value?  As we note above, our new offer is worth some $70.24 per share based on CPF’s May 13 closing price.  If you don’t like our offer, we think you owe your shareholders an alternative.  How do you plan to achieve this share price as well as substantially higher dividends — and how soon do you think you can do that?  Shareholders deserve to know your thinking so they can judge for themselves whose argument is stronger.

5.               Since you believed in a combination like this just three years ago, can you explain what’s changed?  It’s true that Island Insurance is not part of this proposed merger, but that does not change the arguments you made in January 2000: that a combination of CPF and CB Bancshares would be good for customers, good for our future as local companies, and good for shareholders. You even acknowledged the relative strength of CPF’s stock. As best we can tell, all that’s changed is that we are now able to offer your shareholders a very substantial premium to the price of their stock.

As we have said, we remain committed to this proposal because it is good for customers, employees, and Hawaii—as well as shareholders.  Shareholders representing 27 percent of your shares outstanding have asked us to call a special meeting to consider our acquisition of shares of CBBI common stock. That meeting will give all shareholders ample time to consider your view and ours alike. On their behalf, this is the course we will pursue.

Sincerely,

Clint Arnoldus

Chairman, President and CEO

FORWARD LOOKING INFORMATION

This document contains forward-looking statements.  Such statements include, but are not limited to, (i) statements about the benefits of a merger between Central Pacific Financial Corp. (“CPF”) and CB Bancshares, Inc. (“CBBI”), including future financial and operating results, costs savings and accretion to reported and cash earnings that may be realized from such merger; (ii) statements with respect to CPF’s plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans”, “targets”, “projects” and other similar expressions.  These statements are based upon the current beliefs and expectations of CPF’s management and are subject to significant risks and uncertainties.  Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:  (1) the business of CPF and CBBI may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the merger; (5) the regulatory approvals required for the merger may not be obtained on the proposed terms; (6) the failure of CPF’s and CBBI’s shareholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and may have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the Hawaii economy may be different than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company’s loan portfolio and allowance for loan losses; (9) changes in the U.S. legal and regulatory framework; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company’s activities.

Additional factors that could cause CPF results to differ materially from those described in the forward-looking statements can be found in CPF’s reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission (“SEC”) and available at the SEC’s Internet web site (www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to CPF or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above.  CPF does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statement is made.

With respect to financial projections for CBBI contained in this document, neither CBBI nor any analyst has published any information for 2003, 2004 or 2005.  In addition, CPF has not been given the opportunity to do any due diligence on CBBI other than reviewing its publicly available information.  Therefore, management of CPF has created its own financial model for CBBI based on CBBI’s historical performance and CPF’s assumptions regarding the reasonable future performance of CBBI on a stand-alone basis.  These assumptions may or may not prove to be correct.  The assumptions are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of CBBI.  There is no assurance that these projections will be realized and actual results are likely to differ significantly from such projections.

CPF filed with the SEC a registration statement on Form S-4 on April 28, 2003, to register the shares of CPF common stock to be issued in a proposed exchange offer, and filed amendments thereto on May 5, 2003 and May 9, 2003, respectively.  The registration statement is not final and will be further amended.  On May 5, 2003 and May 9, 2003, CPF filed preliminary proxy statements for solicitation of proxies from CBBI shareholders for special meetings of CBBI shareholders.  Subject to future developments, CPF may file additional proxy statements for solicitation of proxies from CBBI or CPF shareholders, in connection with special meetings of such shareholders at a date or dates subsequent hereto and may file a tender offer statement.  Investors and security holders are urged to read the registration statement and proxy statements and any other relevant documents (when available), including the tender offer statement if filed, filed with the SEC, as well as any amendments or supplements to those documents, because they contain and will contain important information.  Investors and security holders may obtain a free copy of the registration statement, any amendments thereto and proxy statements and other relevant documents (when available), including the tender offer statement if filed, at the SEC’s Internet web site at (www.sec.gov).  The registration statement, any amendments thereto and proxy statements and other relevant documents (when available), including the tender offer statement if filed, may also be obtained free of charge from CPF by directing such request to: Central Pacific Financial Corp., 220 South King Street, Honolulu, Hawaii 96813, Attention: David Morimoto, (808) 544-0627.

CPF, its directors and executive officers and certain other persons may be deemed to be “participants” if CPF solicits proxies from CBBI and CPF shareholders.  A detailed list of the names, affiliations and interests of the participants in any such solicitation is contained in CPF’s preliminary proxy statements on Schedule 14A as filed on May 5, 2003 and May 9, 2003.  Information about the directors and executive officers of CPF and their ownership of and interests in CPF stock is set forth in the proxy statement for CPF’s 2003 Annual Meeting of Shareholders.

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